

By Electronic Mail

January 31, 2020

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

RE: Barclays Bank PLC
Issuer CIK: 0000312070
Issuer File Number: 333-21257/001-10257
Form Type: 8-A12B
Filing Date: January 31, 2020

To Whom It May Concern:

Please be advised that Cboe BZX Exchange, Inc. has received an application from the above-referenced issuer and has approved the following securities for listing on Cboe BZX Exchange, Inc. ("Exchange"):

- iPath Series B US Treasury 10-year Bear ETN (BTYS)

The Exchange requests acceleration of registration of these securities under the Securities Exchange Act of 1934, as amended. If there are any questions, please call me at (913) 815-7024. Your assistance is greatly appreciated.

Sincerely,

Bianca Stodden

Bianca Stodden
Initial Listing Analyst